September 28,
2021

VIA E-MAIL

Michael Stobart
Associate General Counsel
Nationwide Life Insurance Company
One Nationwide Plaza
Columbus, Ohio 43215

              Re:            Nationwide Variable Account-II
                             Nationwide O Series
                             Individual Flexible Premium Deferred Variable
Annuity Contracts
                             Nationwide Life Insurance Company
                             Initial Registration Statement on Form N-4
                             File Nos. 333-258296; 811-03330


Dear Mr. Stobart:

        On July 30, 2021, you filed the above-referenced registration statement on Form N-4 on
behalf of Nationwide Life Insurance Company (   Nationwide   ) and its separate
account. The
following comments are based on a review of the prospectuses, statement of additional information, and Part C as filed on EDGAR. Based on our review, we have the following comments.1

General

       1. Please clarify supplementally whether there are any types of guarantees or support
          agreements with third parties to support any of Nationwide   s
guarantees under the policy
          or whether Nationwide will be solely responsible for payment of policy benefits.

       2. Please confirm that all missing information and all exhibits will be filed in a pre-effective amendment to the registration statement. We may have additional comments on such portions when you complete them in the pre-effective amendment, on disclosures made in response to this letter, or on information supplied supplementally.




1
     Capitalized terms have the same meaning as in the registration statement unless otherwise indicated.
 Mr. Stobart
Nationwide Life Insurance Company
Page 2

   3. Where a comment is made with regard to disclosure in one location of the registration statement, it is applicable to all similar disclosure appearing elsewhere in the registration statement and initial summary prospectus.

Cover Page

   4. On the cover page of the statutory prospectus and initial summary prospectus, you state that you will honor any free look cancellation requests that is received within 30 days of the contract issue date. Please also state, if applicable, that this period could be longer.

Glossary

   5. Please consider defining PBSC (i.e., Premium Based Sales Charge) as this term is used throughout the prospectus.

Key Information Table (   KIT   )

   6. Please ensure the KIT in the Summary and Statutory Prospectus on the website appropriately links to the correct sections in the Statutory Prospectus that are cross-
      referenced, and that these cross-referenced sections discuss the relevant provisions.

   7. In the heading    Important Information that You Should Consider About
the Policy,
      please change    Policy    to    Contract    for consistency with the
rest of the prospectus.

   8. Please confirm that there are no Transaction Charges (other than the CDSC) that should be disclosed in the KIT.

   9. With respect to Ongoing Fees and Expenses     Base Contract fees, please
confirm
      supplementally that the charge reflects the contract   s $50
administrative expense as
      required by Item 2, Instruction 2(c)(i)(D) of Form N-4. Also, please explain supplementally whether the figures presented are the sum of the Mortality and Expense
      Risk Charge, Administrative Charge, and Premium Based Sales Charge, or whether the charge was calculated in accordance with Item 2, Instruction 2(c)(i)(D) of Form N-4.

   10. With respect to    Ongoing Fees and Expenses     Optional benefits
available for an
       additional charge,    please reflect the 1.60% current charge for the
Joint Option for the
       Nationwide Lifetime Income Rider Plus Core as the maximum annual fee.

   11. In the Ongoing Fees and Expenses item, please re-format the footnote numbers in the
       Minimum and Maximum columns as superscript.

   12. With respect to Ongoing Fees and Expenses, please confirm that Nationwide does not assess a Platform Charge to make any of the underlying mutual funds available as investment options under the contract. If the Nationwide does charge a Platform Charge,
 Mr. Stobart
Nationwide Life Insurance Company
Page 3

       please include the maximum Platform Charge associated with each Portfolio Company when calculating minimum and maximum Annual Portfolio Company Expenses as required by Item 2, Instruction 2(c)(i)(E) of Form N-4.

Overview of the Contract

   13. Under    Contract Features    in the subheading    Withdrawals from the
Contract,    please
       include a cross reference to where the PBSC is discussed in the prospectus (i.e., under
       Charges and Deductions).

   14. Under    Contract Features    in the subheading    Terminal Illness
Surrender Benefit,
       please use the defined term    Terminal Illness    instead of
terminally ill    and revise the
       sentence accordingly.

Fee Table

   15. For clarity and readability, please limit the text of the footnote 1 under Transaction
       Charges or delete as this information is contained in the Charges and Deductions section
       in the third paragraph under    Contingent Deferred Sales Charge.

   16. In the Annual Contract Expenses table, please limit the text of the second paragraph of footnote 2 or delete (retaining the last sentence).

   17. In the Annual Contract Expenses table, footnote 5 to the Annual Contract Expenses table is missing; please reconcile.

   18. In the Annual Contract Expenses table, please disclose the maximum fee for the Joint
       Option for the Nationwide Lifetime Income Rider Plus Core Charge as 1.90%. Please
       also clarify that the 1.50% charge is for the    single    option.

   19. In the Annual Contract Expenses table, please disclose the Premium Based Sales Charge in a separate line item from Base Contract Expenses since they are calculated on different bases.

   20. In the second footnote of the Annual Contract Expenses table, second footnote, please reduce the size of the font in the table that follows the second so that it is clear that the table is part of the footnote.
 Mr. Stobart
Nationwide Life Insurance Company
Page 4

   21. In the Underlying Mutual Fund Expenses table, please confirm that the minimum and maximum fees represented (i) do not include any fee waivers or reimbursements (that they are gross numbers), and (ii) do or do not include any platform charges.

   22. In the Underlying Mutual Fund Expense table, please delete the second sentence of footnote 1. If you wish to include information about the underlying mutual funds reimbursements or waivers, please do so in accordance with Instruction 17 to Item 4 of
       Form N-4. The instruction requires this information to be presented in a separate line item to the table, in addition to other requirements.

   23. In the expense Example, please explain supplementally why the same figures are presented for both the example illustrating a surrender at the end of the period and the example showing no surrender, particularly given the contract imposes a CDSC.

Investment Options

   24. Under the    Fixed Account,    third paragraph before    Contacting the
Service Center,    if
       the PBSC is one of the applicable charges, please include.

Charges and Deductions

   25. In the Premium Based Sales Charge - How the PBSC Charge is Deducted:

          a. Please clarify whether withdrawal are considered to be taken from earnings first, then purchase payments, or vice versa.

          b. Because the PBSC may continue to be applied after a premium is withdrawn, please explain whether withdrawals are considered to come first from the oldest purchase payment made to the contract, then the next oldest purchase payment, and so forth or starting from the newest purchase payment working backward.

          c. Please clarify, if accurate, that any PBSC that continues to be assessed even after a premium is withdrawn will only be accessed until the end of the surrender charge period that applies to that purchase payment.

          d. Please emphasize the point (including a brief example) that if an investor makes a partial withdrawal, the investor will both be assessed a CDSC and will continue paying a PBSC.

          e. In the Example accompanying the PBSC, for clarity, please note in the third bullet that the total purchase payments would be $52,000 in year two. Mr. Stobart
Nationwide Life Insurance Company
Page 5

The Contract in General

   26. Please confirm that all material state and intermediary-specific variations in the operation of the contract features are disclosed per the instruction to Item 8(a).

   27. In the third paragraph under    Minimum Initial and Subsequent Purchase
Payments,
       please include cross references to the applicable prospectus sections describing the optional benefits that restrict a Contract Owner's ability to make subsequent purchase payments.

   28. In Nationwide   s General Account Obligations, the disclosure states
that    [a]ny
       obligations Nationwide has to Contract Owners under the contracts in excess of the
       Contract Value are paid from the General Account        Please consider
replacing
          Contract Value    with    Daily Net Assets    since Nationwide   s
general account is
       responsible for any amounts allocated to the fixed account.

Benefits Under the Contract

   29. In the second row of the Standard Benefits Table and in the Enhanced Surrender Value
       for Terminal Illness discussion on page 33, please use the defined term Terminal
       Illness    or indicate how the use of this term differs from the defined term used in the
       Glossary.

   30. In the example accompanying the Highest Anniversary Value Death Benefit, please explain supplementally why the example illustrates the anniversary value immediately
       after the contract owner   s 81st birthday.

   31. In the Example accompanying Income Carryforward, page 39, please correct the
       Appendix reference to Appendix D.

   32. With regard to the Nationwide Lifetime Income Rider Plus Core living benefit option, it appears that the benefit will terminate upon annuitization. Please explain supplementally if Nationwide will initiate annuitization if this rider is elected. Also, if it is possible the
       Contract Owner will receive less through annuitization than through owning this benefit, please explicitly and prominently state so.

   33. With regard to the Nationwide Lifetime Income Rider Plus Core living benefit option, please provide the staff a sample rate sheet to review in your next amendment.
 Mr. Stobart
Nationwide Life Insurance Company
Page 6

Ownership and Interests in the Contract

   34. In the    Joint Owner    section, please describe what would happen to
the contract if prior
       to annuitization, a joint owner dies.

Operation of the Contract

   35. In    Transfer Restrictions    under    U.S. Mail Restrictions,    first
sentence of the second
       paragraph, for clarity, consider changing    may restrict the form in
which transfer requests
       will be accepted    to    may require transfer requests to be submitted
via U.S. mail.

Termination for Low Contract Value

   36. Please clarify if this provision will be enforced if a Contract Owner elects the Nationwide
       Lifetime Income Rider Plus Core living benefit option.

Custom Choice Asset Rebalancing Service

   37. Please disclose the specific Sub-Accounts comprising Groups A and B and the current allocation limitations in the prospectus.

Death Benefit

   38. Under    Death of Annuitant,    please add a cross reference to the PBSC
discussion under
          Charges and Deductions.

Annuity Commencement Date

   39. The disclosure states that for Non-Qualified Contracts, Nationwide will automatically initiate annuitization within 45 days after the Annuity Commencement
Date unless    the
       Contract Owner has taken some type of action which is inconsistent with the desire to
       annuitize.    Please identify the actions that would trigger this
provision and cancel the
       automatic annuitization otherwise in place for Contract Owners within this group.

Financial Statements

   40. Please ensure the hyperlink to the statement of additional information links to the correct document.

Appendix A: Underlying Mutual Funds Available Under the Contract

   41. Please reconcile the static asset allocation models list on pages 58 and 71.
 Mr. Stobart
Nationwide Life Insurance Company
Page 7

Appendix B: State Variations

   42. Because Nationwide will honor any free-look cancellation request received or postmarked within 30 days after the contract issue date, please consider whether it is necessary to disclose states that have a free-look period shorter than 30 days.

   43. Under Florida, the disclosure refers to surrender payments made 30 days after the date that the request is received by Nationwide. Please confirm that any payments from the separate account will comply with section 22(e) of the Investment Company Act of 1940 and explain supplementally the circumstances when payments may be delayed.

   44. Under Florida, the disclosure refers to a rebalancing fee and transfer fees. These fees are not disclosed in the KIT or fee table and therefore cannot be assessed. Therefore, please either delete the reference to these fees or include disclosure regarding these fees to the
       KIT, fee table, and in response to Item 7 of Form N-4.

Appendix C: Contract Types and Tax Information

   45. Please confirm that, to the extent relevant, the tax discussion here and throughout the prospectus reflects any currently effective provisions of the Coronavirus Aid, Relief, and
       Economic Security (CARES) Act, the COVID-Related Tax Relief Act of 2020, the
       Setting Every Community Up for Retirement Enhancement (SECURE) Act the American
       Rescue Plan Act of 2021, and the Consolidated Appropriations Act of
2021.

Appendix D: L.inc Plus Core Rider Examples

   46. In the Income Carry Forward Example, please ensure the formulas are accurate. For
       example, the appendix states,    On April 1, 2021, assume the Current
Income Benefit
       Base is $106,000 ($100,000 x 0.06).    However, the parenthetical
$100,000 x 0.06    does
       not equal $106,000.

Statement of Additional Information - General Information and History

   47. Please confirm that the accuracy of the information about Nationwide Life Insurance
       Company, as descriptions have differed in recent prospectuses.

Initial Summary Prospectus

   48. In the Glossary, please delete    Charitable Remainder Trust    as it is
not used in the
       summary prospectus.

   49. In the Glossary, please reconcile the two definitions of    Original
Income Benefit Base.
 Mr. Stobart
Nationwide Life Insurance Company
Page 8

                                             ********
Responses to this letter should be made in a letter to me filed on EDGAR and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in a filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

Although we have completed our initial review of the registration statement, the filings will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues,
Nationwide and its underwriter must request acceleration of the effective date of the registration statement.

In closing, we remind you that Nationwide is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions prior to filing the pre-effective amendment, please contact me at
(202)551-6869 or Hunter-CeciH@sec.gov.


                                                      Sincerely,

                                                      /s/ Holly Hunter-Ceci

                                                      Holly Hunter-Ceci
                                                      Senior Counsel


cc:    Michael Kosoff, Senior Special Counsel
       Christian Sandoe, Assistant Director